ENTERRA ENERGY TRUST
MESSAGE TO UNITHOLDERS

Dear Unitholders,

A year ago, Enterra’s board committed to its unitholders that the Trust would deliver a “back to the basics” plan designed to manage the financial challenges affecting Enterra’s short and longer term operational and corporate future.  Immediate corporate goals involved debt reduction, improved cost controls and enhanced operational efficiency, while simultaneously compiling a drilling prospect inventory which would allow the Trust to replace its reserves.

As an executive team, we’ve had to challenge ourselves to live within our means, effectively balance debt reduction versus capital reinvestment and maximize every dollar we have had to spend this year.

And our efforts paid off in 2008, which means that now I am in a position to report on a positive year for Enterra, both financially and operationally:

•

Bank debt was reduced by $76.5 million in 2008 to $95.5 million from $172.0 million in December 2007.  This was achieved through a combination of asset sales and repayment from cash flow as a result of both high commodity prices and internal cost control.

•

Funds from operations increased by 48 percent to $107.3 million in 2008 from $72.7 million in the previous year.

•

A new credit agreement was secured in June 2008 which clarified and solidified Enterra’s credit and banking arrangements and provided for long term flexibility.  This senior credit facility has a maximum capacity of $135.0 million which was drawn to $95.5 million as of December 31, 2008 and is currently drawn down to $80.0 million.  The three bank lending syndicate consists of the Bank of Nova Scotia, HSBC Bank Canada and Union Bank of California.

•

Finding and development costs, G&A and interest expenses were all reduced during 2008, strengthening the Trust’s financial position going forward.

•

After taking into account the sale of certain properties in the first half of 2008, reserves produced during 2008 were replaced on a proved plus probable basis through an effective capital spending program and the negotiation of new marketing agreements in Oklahoma during the first half of 2008.

•

Production targets for 2008 were also achieved, allowing for asset sales early in 2008, with average daily production of more than 10,280 boe/d.  Current production is relatively balanced at approximately 47 percent oil and natural gas liquids, and 53 percent natural gas.

During the first half of 2008, Enterra completed rebuilding its executive team, middle management and board of directors, including my official appointment as President and CEO in June.  With the key senior individuals in place, corporate strategy has been focused on the consolidation of Enterra’s finances and operations, including retention of the right team.  In order to deliver cost efficiencies, operational success and financial results during the course of 2008, the executive team implemented a number of processes and procedures which have led to better cash flow management, lower than peer average finding and development costs, better health and safety standards, reductions in general and administrative expenditures, lower interest expenses, enhanced cost controls and greater corporate accountability.

Globally, 2008 was a year of wild extremes in the commodity and equity markets.  Oil prices rallied from just over US$90 WTI per barrel at the beginning of 2008 to a high of over US$140 in July, but ended the year at only US$41. Natural gas prices were also extremely volatile during 2008, ending the year approximately 25 percent lower and prices have continued to slide dramatically in the first quarter of 2009.  The equity markets have also crashed into severe bear territory, dragging every sector and every stock with them.  For the first three quarters, Enterra was able to exploit higher commodity prices and associated higher than anticipated cash flows to pay off more debt than originally anticipated.  Enterra has managed its commodity price risk through the use of commodity price hedges to reduce the effect of the volatile commodities market and these will continue to provide a significant amount of cash flow certainty for the Trust in the short term.

ENTERRA ENERGY TRUST
MESSAGE TO UNITHOLDERS

During 2009, Enterra continues to operate conservatively and with discipline to maintain financial stability and further build corporate momentum going forward.  But, ongoing commodity pricing volatility and market uncertainty since the end of Q3 2008 has made day-to-day cash flow management and ongoing corporate planning very challenging.

Early in 2009, the Trust reduced budgeted capital expenditures compared with previously announced levels, and is anticipating a lower pace to debt reduction than achieved during 2008.  Although we are relatively bullish on oil prices, expecting some recovery in prices later in 2009, we sense a less positive tone in the natural gas price.  But, we believe that with the Trust’s production relatively evenly balanced between oil, natural gas liquids and natural gas, we are well positioned.  Operationally, during 2009, management will continue to focus on further operational efficiencies and economically effective uses for the corporate budget.  We believe we are now in a position to look externally to strategic asset or corporate acquisitions which may permit us to fully replace reserves in 2009 and stimulate growth.

During 2008, we were able to rebuild Enterra’s financial credibility.  And although the Trust still remains relatively highly leveraged compared with some of its peers, it now has the flexibility to exploit strategic growth prospects not only by expanding its internal drilling inventory, but also by identifying accretive external acquisition opportunities.  And with that in mind, despite continued challenges within both commodity and equity markets, I am increasingly optimistic about Enterra’s future and the opportunities in front of the Trust.  We will continue work on Enterra’s financial position with a conservative and efficient approach, and we remain committed to delivering on our promises.

Personally, I’d like to express my appreciation to the Enterra team.  Enterra’s successes this year are the result of a great deal of hard work and commitment amongst our employees as we have worked towards consolidating the Trust’s financial position and securing our long term operations.  I’d like to thank our unitholders for their patience and continuing support.  And, I’d like to acknowledge the board members for their guidance to the executive team during a challenging 2008.

Sincerely,

Signed “Don Klapko”

President and Chief Executive Officer

March 30, 2009

ENTERRA ENERGY TRUST

INTRODUCTION:  The following is Management’s Discussion and Analysis (“MD&A”) of Enterra Energy Trust (“the Trust” or “Enterra”) for the year ended December 31, 2008.  This MD&A should be read in conjunction with the audited consolidated financial statements, together with the accompanying notes, of the Trust for the years ended December 31, 2008 and 2007.  All amounts are stated in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) except where otherwise indicated.  This commentary is based on information available to, and is dated, March 30, 2009.

CONVERSION:  Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

NON-GAAP TERMS:  This document contains the terms “funds from operations”, “working capital” and “cash flow netback”, which are non-GAAP terms.  The Trust uses these measures to help evaluate its performance.  The Trust considers funds from operations a key measure for the ability of the Trust to repay debt and to fund future growth through capital investment.  The term should not be considered as an alternative to, or more meaningful than, cash provided by operating activities as determined in accordance with GAAP as an indicator of performance.  The Trust considers cash flow netback a key measure for the ability of the Trust to analyze its operations.  The term should not be considered as an alternative to, or more meaningful than, net income or net loss as determined in accordance with GAAP as an indicator of performance. Funds from operations, working capital and cash flow netback, as determined by the Trust may not be comparable to that reported by other companies.  The reconciliation of funds from operations to cash provided by operating activities and of cash flow netback to net income or net loss can be found in the non-GAAP financial measures section of this MD&A.  The working capital calculations can be found in the liquidity and capital resources section of the MD&A.

This MD&A also contains other terms such as net debt, operating netbacks, recycle ratio and finding, development and acquisition costs (“FD&A”) which are not recognized measures under GAAP.  Management believes these measures are useful supplemental measures of firstly, the total amount of current and long-term debt and secondly, the amount of revenues received after transportation, royalties and operating costs.  Readers are cautioned, however that these measures should not be construed as an alternative to other terms such as current and long-term debt or net income determined in accordance with GAAP as measures of performance.  Enterra’s method of calculating these measures may differ from other entities, and accordingly, may not be comparable measures used by other trusts or companies.

FORWARD-LOOKING STATEMENTS:  Certain information contained herein may contain forward-looking statements including management’s assessment of future plans and operations, drilling plans and timing thereof, expected production increases from certain projects and the timing thereof, the effect of government announcements, proposals and legislation, plans regarding wells to be drilled, expected or anticipated production rates, expected exchange rates, distributions and method of funding thereof, proportion of distributions anticipated to be taxable and non-taxable, anticipated borrowing base under credit facility, maintenance of productive capacity and capital expenditures and the nature of capital expenditures and the timing and method of financing thereof, may constitute forward-looking statements under applicable securities laws and necessarily involve risks.  All statements other than statements of historical facts contained in this MD&A are forward-looking statements.  The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate,” “intend”, “should”, “plan”, “expect” and similar expressions, as they relate to the Trust, are intended to identify forward-looking statements.  The Trust has based these forward-looking statements on the current expectations and projections about future events and financial trends that the Trust believes may affect its financial condition, results of operations, business strategy and financial needs.

These forward-looking statements are subject to uncertainties, assumptions and a number of risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources.  The recovery and reserve estimates of Enterra’s reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.  Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Trust.  In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Trust

ENTERRA ENERGY TRUST

operates; the timely receipt of any required regulatory approvals; the ability of the Trust to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator  of the projects which the Trust has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Trust to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisitions, development and exploration; the timing and cost of pipeline, storage and facility construction and expansion and the ability of the Trust to secure adequate reasonably priced transportation; future commodity oil and gas prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Trust operates; and the ability of the Trust to successfully market its oil and natural gas products.  Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Additional information on these and other factors could effect Enterra’s operations and financial results are included in reports on file with the Canadian and United States regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or the EDGAR website (www.sec.gov/edgar.shtml), or at Enterra’s website (www.enterraenergy.com).  Furthermore, the forward-looking statements contained herein are made as at the date hereof and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of the new information, future events or otherwise, except as may be required by applicable securities law.  Other sections of this MD&A may include additional factors that could adversely affect the business and financial performance.  The Trust operates in a very competitive and rapidly changing business environment.  New risk factors emerge from time to time and it is not possible for management to predict all risk factors, nor can the Trust assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.  The reader should not rely upon forward-looking statements as predictions of future events or performance.  The Trust cannot provide assurance that the events and circumstances reflected in the forward-looking statements will be achieved or occur.  Although the Trust believes that the expectations reflected in the forward-looking statements are reasonable, the Trust cannot guarantee future results, levels of activity, performance or achievements.

The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses.  Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data.  These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

CORPORATE PROFILE

Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units are listed on the Toronto Stock Exchange (ENT.UN) and the New York Stock Exchange (ENT).

The Trust’s portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production during 2008 was comprised of approximately 63% natural gas and 37% crude oil and natural gas liquids (“NGL”).  For 2009, production is expected to be approximately 47% oil and NGL and 53% natural gas due to new marketing contracts that recognize more value for the natural gas liquids in the production stream.

In 2008 Enterra’s primary goals have been debt reduction and compiling a drilling prospect inventory which would allow it to replace the reserves produced during the year.  Both of these goals have been accomplished.  With recent commodity price declines management will evaluate the best use of cash flows and adjust capital spending, debt reduction plans and other objectives as necessary to ensure sufficient cash is available to manage through these uncertain times.  Management expects commodity prices to recover in late 2009 and has made plans to manage through this period of economic uncertainty.

ENTERRA ENERGY TRUST

HIGHLIGHTS

For the years ended December 31 (in thousands of Canadian dollars except for volumes, percentages, per unit and boe amounts)	2008	2007	Change	2006
FINANCIAL
Revenue before mark-to-market adjustment (1)	255,268	223,828	14%	233,592
Funds from operations (1)	107,345	72,688	48%	87,336
Per unit – basic (2) ($)	1.74	1.22		1.98
Per unit – diluted (2) ($)	1.70	1.22		1.98
Net income (loss)	7,061	(142,036)		(64,239)
Per unit – basic and diluted (2) ($)	0.11	(2.38)		(1.46)
Total assets	587,018	599,790		795,366
Net debt (3)	52,389	168,209	(69%)	199,458
Convertible debentures	113,420	111,692		78,974
Unitholders’ equity	294,416	219,184		402,024
SHARES AND UNITS OUTSTANDING
Weighted average units outstanding – basic (000s) (2)	61,661	59,766		44,142
Weighted average units outstanding – diluted (000s) (2)	63,012	59,766		44,142
Units outstanding at period end (000s)(2)	62,159	61,436		56,098
PRODUCTION
Average daily production
Oil and NGL (bbls per day)	3,756	4,698	(20%)	5,126
Gas (mcf per day)	39,162	46,378	(16%)	43,358
Total (boe per day)	10,283	12,428	(17%)	12,352
Exit production
Oil and NGL (bbls per day)	4,250	3,952	8%	4,758
Gas (mcf per day)	33,321	45,031	(26%)	46,105
Total (boe per day)	9,804	11,457	(14%)	12,442
OPERATING
Average sales price
Oil and NGL ($ per bbl)	92.05	61.09	51%	62.13
Gas ($ per mcf)	8.98	7.04	28%	7.53
Cash flow netback (1) ($ per boe)
Revenue (4)	67.83	49.34	37%	51.82
Royalties	15.50	10.00	55%	10.71
Production expenses	14.80	13.67	8%	10.76
Transportation expenses	0.66	0.52	27%	0.41
Operating netback	36.87	25.15	47%	29.94
General and administrative	4.21	4.50	(6%)	3.81
Cash interest expense	4.04	4.46	(9%)	5.92
Other cash costs	0.10	0.17	(41%)	0.84
Cash flow netback	28.52	16.02	78%	19.37

(1)

Revenues before mark-to-market adjustment, funds from operations and cash flow netback are non-GAAP financial measures.  Please refer to “Revenues” and “Non-GAAP Financial Measures”.

(2)

See note 10 in Notes to Financial Statements.

(3)

Net debt is a non-GAAP term and includes total bank debt, long-term receivables, current assets and current liabilities (excluding commodity contracts and future income taxes).

(4)

Price received excludes unrealized mark-to-market gain or loss.

ENTERRA ENERGY TRUST

QUARTERLY FINANCIAL INFORMATION (in thousands of Canadian dollars except for per unit amounts)

	2008				2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues before mark-to-market adjustment	55,923	68,026	71,004	60,315	53,048	57,677	58,645	54,458
Funds from operations	23,636	27,865	31,588	24,256	12,454	21,592	19,697	18,945
Income (loss) before taxes and NCI (1)	13,497	24,218	(16,366)	(9,457)	(55,618)	(41,227)	(8,173)	(72,968)
Net income (loss)	5,907	14,916	(11,855)	(1,907)	(39,483)	(47,681)	7,878	(62,750)
Net income (loss) per unit basic ($)	0.10	0.24	(0.19)	(0.03)	(0.64)	(0.78)	0.13	(1.12)
Net income (loss) per unit diluted ($)	0.09	0.23	(0.19)	(0.03)	(0.64)	(0.78)	0.13	(1.12)
Distributions declared per unit (US$)	-	-	-	-	-	0.12	0.18	0.18

(1)

Non-controlling interest.

•

The net losses in Q4 2007, Q3 2007 and Q1 2007 were due to ceiling test and goodwill impairment losses that were recorded in the periods.  The loss in Q2 2008 was mainly due to the unrealized loss on the commodity contracts as a result of the high commodity prices which subsequently reversed during the second half of 2008 which resulted in an increase in net income for Q3 2008 and Q4 2008.  Enterra’s revenues and income, like others in the oil and gas industry, is driven by the prices of oil and natural gas.

OVERALL PERFORMANCE

Enterra had some significant accomplishments during the year primarily in the areas of focus which were debt reduction and reserve replacement.  Additional highlights were:

•

Total bank debt was decreased to $95.5 million, a reduction of $76.5 million during the year, and has been further reduced by approximately $15.5 million since the end of 2008.

•

Net debt was reduced to $52.4 million from $168.2 million at the end of 2007. This is a decrease of 69 percent.

•

Funds from operations grew by 48 percent year over year to $107.3 million compared to $72.7 million for 2007.

•

Production averaged 10,283 boe per day a decrease of 17 percent, despite the disposition of certain producing properties during the first half of the year.

•

Finding and development costs declined by 25 percent to $8.24/boe (P+P excluding FDC) from $10.93/boe.

•

Reserves produced during 2008 were replaced on a proved plus probable basis, through an effective capital spending program and the negotiation of new marketing agreements in Oklahoma.

•

Participated in 42 wells (17.4 net) attaining a 97% success rate.

ENTERRA ENERGY TRUST

Debt Reduced

Enterra was focused on debt reduction during 2008 which was critical to ensure the ongoing operations of the Trust.  Bank debt was reduced from $172.0 million at December 31, 2007 to $95.5 million at the end of this year which was a decrease of 44%.  This debt has been further reduced during the early part of 2009 and this is an area of continued focus.  This objective was accomplished through the monetization of several Canadian oil and gas properties during the first half of the year as well as through the allocation of cash generated from operations between debt reduction and capital spending on high quality projects with the goal of replacing reserves produced during the year.

Cash Flow Increased and Net Income Earned

During 2008, funds from operations increased by 48% to $107.3 million compared to $72.7 million in 2007.  Net income for 2008 was $7.1 million compared to a net loss of $142.0 million in the prior year.

Capital Available for Ongoing Operations

Enterra’s borrowing on its senior credit facility, which has a maximum capacity of $135.0 million, as of December 31, 2008 was $95.5 million which it subsequently decreased to $80.0 million as of March 26, 2009.  Enterra’s second-lien credit facility which has not been drawn has a maximum $9.0 million borrowing capacity as of March 26, 2009.  The Trust’s Bank Syndicate completed the mid-year borrowing base review in November 2008 and determined that the Trust’s reserves would support a borrowing base above the current $135.0 million.  The Trust was pleased that the lenders recognized the increased value of Enterra’s reserves and believed it was prudent to leave the credit facility borrowing base at $135.0 million.  The current credit facility and the funds generated from operations provide Enterra with sufficient flexibility to continue with its stated objective of conservative capital reinvestment.  Enterra has significantly improved its balance sheet and management has confidence that the Trust has sufficient cash and adequate availability in its debt facility to manage through the current uncertain economic environment.

The Bank Syndicate lenders consisting of the Bank of Nova Scotia, HSBC Bank Canada and Union Bank of California appear to be relatively strong.  The Trust is currently working through the borrowing base review and management anticipates that the agreed borrowing base will be below the current $135.0 million level but should be significantly above the current borrowing.

Finding & Development Costs Reduced

The Trust reduced its proved plus probable FD&A excluding FDC costs by 25% from $10.93/boe to $8.24/boe. This was due to the farm-in arrangement for development of the Oklahoma assets, improved capital project selection and improved project execution, all of which contributed to improved capital efficiency.  The Trust participated in 42 wells (17.4 net) attaining a 97% success rate.

Oil & Gas Reserves Replaced

Enterra was able to replace the reserves produced during the year with new reserves developed, on a proven plus probable basis, through its capital spending program undertaken in 2008 combined with the effect of the negotiation of new marketing agreements in Oklahoma during the year.  The year end reserve reports show that 3.8 million boe were produced during the year were more than offset by the additions of 4.0 million boe.

G&A and Interest Expenses Reduced

G&A expenses decreased to $4.21 per boe in 2008 compared to $4.50 per boe in 2007.  Interest expenses decreased 23% to $17.5 million in 2008 compared to $22.6 million in 2007 due to the Trust’s focus on reducing its bank indebtness during 2008.

Commodity Prices

During 2008, the WTI oil price peaked above US$145.00 per barrel in July and has since fallen as much as US$110.00 per barrel by December.  Natural gas prices also increased in the first half of the year and peaked in July before decreasing.  Enterra has managed its commodity price risk through the use of economic hedges to reduce the effect of the volatile commodities market.  For 2009, 1,000 bbl of oil per day, which is 24% of the 2008 exit rate oil production, has been economically hedged with a floor price of US$72.00 per barrel.  For the winter heating season which ends March 31, 2009, the Trust has a number of economic hedges in place to protect approximately 50% of

ENTERRA ENERGY TRUST

natural gas production at prices that average approximately US$9.00 per mmbtu.  Enterra currently has 47% of its production in oil and natural gas liquids which has been most affected by the commodity price decline, however 53% of the Trust’s production is natural gas so the Trust’s cash flow from natural gas production has been less significantly affected.  Enterra believes that these economic hedges will provide a significant amount of cash flow certainty in the near term.

U.S. Dollar to Canadian Dollar Exchange Rates

In addition to commodity prices changing significantly during 2008, the U.S. dollar to Canadian dollar exchange rate changed considerably from US$1.01 per Canadian dollar at the beginning of the year to US$0.82 per Canadian dollar by year end.  The weakening of the Canadian dollar has some positive benefits for the Trust due to commodity prices for its oil and gas are generally set in U.S. dollars.  However changes in foreign exchange rates also have an effect on the Trust’s U.S. based operation.  The foreign exchange sensitivity analysis in note 13 of the financial statements indicates that for every $0.02 cent weakening of the Canadian dollar relative to the U.S. dollar, the benefit to the Trust is $0.4 million in pre-tax income; therefore, the weakening of the Canadian dollar relative to the U.S. dollar has had a positive impact on the Trust.

Production, Sales Prices and Production Expenses

Average production decreased by 17% to 10,283 boe per day in 2008 from 12,428 boe per day in 2007.  The decline in average production was primarily due to the sale of properties which closed during Q1 and Q2.  Enterra exited Q4 with sales volumes of approximately 9,804 boe per day.

Overall, oil prices received in 2008 increased 51% and gas prices received increased 28% from 2007.  The increased prices received by Enterra were offset by the 17% decrease in production, due to asset divestitures, resulting in total revenues, prior to the mark-to-market adjustments, increasing 14% from 2007.  Production expenses decreased 11% in 2008 in total year over year, but increased 8% to $14.84 per boe compared to $13.77 per boe in 2007 on a per barrel oil equivalent basis.

SALES VOLUMES

Production
	Three months ended December 31			Years ended December 31
	2008	2007	Change	2008	2007	Change
Daily sales volumes – average
Oil & NGL (bbls per day)	3,640	4,585	(21%)	3,756	4,698	(20%)
Natural gas (mcf per day)	38,329	45,538	(16%)	39,163	46,378	(16%)
Total (boe per day)	10,028	12,174	(18%)	10,283	12,428	(17%)

Daily sales volumes – exit rate
Oil & NGL (bbls per day)	4,250	3,952	8%	4,250	3,952	8%
Natural gas (mcf per day)	33,321	45,031	(26%)	33,321	45,031	(26%)
Total (boe per day)	9,804	11,457	(14%)	9,804	11,457	(14%)

Sales volumes mix by product
Oil & NGL	36%	38%		37%	38%
Natural gas	64%	62%		63%	62%
	100%	100%		100%	100%

Average production for 2008 decreased 17% to 10,283 boe per day from 12,428 boe per day in 2007.  The decline in average production was due primarily to the sale of properties which closed during the first half of the year.  Q4 2008 production of 10,028 boe per day was relatively flat compared to Q3 2008 production of 10,117 boe per day but decreased 18% compared to Q4 2007 production of 12,174 boe per day, also as a result of the sale of properties in Q1 and Q2 2008.

ENTERRA ENERGY TRUST

Average production during 2008 consisted of 3,756 bbls per day of oil and natural gas liquids (“NGL”) and 39,163 mcf per day of natural gas, resulting in a mix of 37% oil and NGL and 63% natural gas.  Enterra exited 2008 with production of 9,804 boe per day.  As a result of renegotiated marketing contracts for a portion of the U.S. natural gas production under which Enterra receives a direct portion of the natural gas liquids extracted from the gas stream, the 2009 production mix is expected to be about 47% oil and natural gas liquids and 53% natural gas.

In 2008, Enterra participated in the drilling of 42 (17.4 net) wells; 11 (9.8 net) wells in Canada and 31 (7.6 net) wells in Oklahoma.  All wells, except the salt water disposal well, in Oklahoma were drilled by a joint venture partner under an area farmout agreement that resulted in the joint venture partner paying 100% of the drilling and completion costs in exchange for 70% working interest.  Overall, the drilling in Canada and Oklahoma resulted in 31 (8.7 net) gas wells, 8 (7.2 net) oil wells, 1 (1.0 net) salt water disposal well and two (0.5 net) wells drilled and abandoned, resulting in a success rate of 97%.

Production by Geographic Area
	Three months ended December 31, 2008		Year ended December 31, 2008
	Canada	U.S.	Canada	U.S.
Daily sales volumes – average
Oil & NGL (bbls per day)	3,084	556	3,211	545
Natural gas (mcf per day)	14,166	24,163	14,593	24,569
Total (boe per day)	5,445	4,583	5,643	4,640

Daily sales volumes - exit rate
Oil & NGL (bbls per day)	2,740	1,510	2,740	1,510
Natural gas (mcf per day)	14,110	19,211	14,110	19,211
Total (boe per day)	5,092	4,712	5,092	4,712

Sales volumes mix by product
Oil & NGL	57%	12%	57%	12%
Natural gas	43%	88%	43%	88%
	100%	100%	100%	100%

Canadian Operations

Production in Canada of 5,643 boe per day for 2008 was down 24% compared to 2007 production of 7,387 boe per day due to the asset disposition program that saw the closing of three property sales during Q1 2008 and two property sales during Q2 2008.  Q4 2008 production was 5,445 boe per day which is relatively unchanged compared to 5,459 boe per day in Q3 2008 and decreased 28% compared to Q4 2007.  The Q4 2008 exit rate of 5,092 boe per day for Canada was lower than the Q4 2008 average due to temporary facility interruptions which have since been resolved.

U.S. Operations

Production in the United States averaged a total of 4,640 boe per day during 2008, of which 88% was natural gas.  Production decreased by 8% from 5,041 boe per day in 2007 due to natural declines in older, higher working interest wells.  As well during 2008, the Trust divested a minor producing asset located in Wyoming contributing to a 75 boepd loss in year-over-year production.  Q4 2008 production was 4,583 boe per day which declined slightly from Q3 2008 production of 4,658 boe per day and Q4 2007 production of 4,663 boe per day.  The 2008 exit rate for the U.S. was 4,712 boe per day.

ENTERRA ENERGY TRUST

COMMODITY PRICING

Pricing Benchmarks
	Three months ended December 31			Years ended December 31
	2008	2007	Change	2008	2007	Change
WTI (US$ per bbl)	58.73	90.68	(35%)	99.65	72.34	38%
Average exchange rate: US$ to Cdn$1.00	0.83	1.02	(19%)	0.94	0.93	1%
WTI (Cdn$ per bbl)	71.06	88.90	(20%)	106.62	77.78	37%
AECO daily index (Cdn$ per GJ)	6.34	6.14	3%	7.71	6.55	18%
NYMEX (US$ per mmbtu)	6.77	7.03	(4%)	8.93	6.92	29%

West Texas Intermediate (“WTI”) is a standard benchmark for the price of oil and is expressed in U.S. dollars per barrel.  The price of natural gas in the United States is benchmarked on the New York Mercantile Exchange (“NYMEX”) and expressed in U.S. dollars per million British Thermal Units (“mmbtu”).  In Western Canada the benchmark is the price at the AECO hub (a storage and pricing hub for Canadian natural gas market) and is priced in Canadian dollars per gigajoule (“GJ”).  For the purposes of financial reporting, Enterra expresses its realized prices for oil and gas in Canadian dollars.

Benchmark oil prices for 2008 increased 38% to an average of US$99.65 per bbl WTI from US$72.34 per bbl WTI in 2007.  The U.S. dollar exchange rate to the Canadian dollar stayed relatively consistent at an average of US$0.94 per Canadian dollar during 2008 compared to US$0.93 per Canadian dollar during 2007.

The Q4 2008 WTI average of US$58.73 per bbl decreased 35% compared to the Q4 2007 WTI average of US$90.68 but the price decrease was off-set by the weakening of the Canadian dollar which averaged US$0.83 per Canadian dollar in Q4 2008 and US$1.02 per Canadian dollar in Q4 2007.

Benchmark natural gas prices for 2008 on the NYMEX increased to an average of US$8.93 per mmbtu from US$6.92 per mmbtu in 2007.  In Canada, AECO pricing was significantly higher than 2007 levels, averaging $7.71 per GJ during 2008 compared to $6.55 during 2007.

The NYMEX Q4 2008 average price for natural gas was US$6.77 per mmbtu which decreased from US$7.03 per mmbtu during Q4 2007.  The Q4 2008 AECO average price for gas was $6.34 per GJ compared to $6.14 per GJ in Q4 2007.

Average Commodity Prices Received
	Three months ended December 31			Years ended December 31
	2008	2007	Change	2008	2007	Change
Oil (1) (Cdn$ per bbl)	53.02	67.89	(22%)	91.55	61.84	48%
Natural gas (Cdn$ per mcf)	7.12	5.88	21%	8.94	6.60	35%
Oil commodity contract settlements (Cdn$ per bbl)	29.74	(3.66)	(912%)	0.50	(0.75)	(167%)
Natural gas commodity contract settlements (Cdn$ per mcf)	0.88	0.32	175%	0.04	0.44	(91%)
Combined oil (1) (Cdn$ per bbl)	82.76	64.23	29%	92.05	61.09	51%
Combined natural gas (Cdn$ per mcf)	8.00	6.20	29%	8.98	7.04	28%
Total (2) (Cdn$ per boe)	60.62	47.36	28%	67.83	49.34	37%

(1)

Includes NGL and sulphur revenue.  Sulphur revenue was $0.1 million in Q4 2008 and $6.3 million in 2008 ($0.5 million in Q4 2007 and $0.9 million in 2007).

(2)

Price received excludes unrealized mark-to-market gain or loss.

ENTERRA ENERGY TRUST

The 2008 average price received for oil by Enterra, net of commodity contract settlements increased 51% to $92.05 per bbl from $61.09 per bbl in 2007.  The 2008 average price received for natural gas, net of commodity contract settlements, was up 28% to $8.98 per mcf from $7.04 per mcf in 2007.

REVENUES

Revenues (in thousands of Canadian dollars except for percentages)
	Three months ended December 31			Years ended December 31
	2008	2007	Change	2008	2007	Change
Oil and NGL	27,715	27,089	2%	126,557	104,753	21%
Natural gas	28,209	25,959	9%	128,711	119,075	8%
Revenue before mark-to-market adjustments (1)	55,924	53,048	5%	255,268	223,828	14%
Unrealized mark-to-market gain (loss) on commodity contracts	16,095	(8,578)	(288%)	20,229	(16,792)	(220%)
Oil and natural gas revenues	72,019	44,470	62%	275,497	207,036	33%

(1)

 Non–GAAP measure.

Revenues by Geographic Area (in thousands of Canadian dollars)
	Three months ended December 31, 2008		Years ended December 31, 2008
	Canada	U.S.	Canada	U.S.
Oil and NGL	24,109	3,606	106,017	20,540
Natural gas	12,171	16,038	45,658	83,053
Revenue before mark-to-market adjustments (1)	36,280	19,644	151,675	103,593
Unrealized mark-to-market gain on commodity contracts	14,583	1,512	18,859	1,370
Oil and natural gas revenues	50,863	21,156	170,534	104,963

(1)

 Non–GAAP measure.

Natural gas revenue for 2008 increased 8% from 2007 to $128.7 million which was the result of a 35% increase in the sales price of natural gas received for 2008 offset by production volumes for 2008 decreasing by 16%.  For oil and NGL, the 21% revenue increase from 2007 to $126.6 million was the result of the increase in oil price received of 48% which was offset by a 20% decrease in production volumes from 2007.  The increase in revenue was significantly higher than expected due to the unrealized mark-to-market gain on commodity contracts of $20.2 million during 2008.

Revenues of $55.9 million in Q4 2008 increased 5% from Q4 2007 revenues of $53.0 million which was the result of higher prices received being offset by a decrease in production.  Q4 2008 revenues decreased 18% from Q3 2008 revenues of $68.0 million due to the decrease in prices received for oil and natural gas.

Unrealized mark-to-market on commodity contracts increased to $20.2 million for the year compared to a loss of $16.8 million in the prior year.  This was a result of the declining commodity prices in Q4 which fell below the commodity price floors that were in place for 2009 production.  During the year the actual realized gain for commodity price contracts was $4.6 million in 2008 compared to $2.9 million last year.

COMMODITY CONTRACTS

The Trust has a formal risk management policy which permits management to use specified price risk management strategies for up to 50% of its projected gross crude oil, natural gas and NGL production including fixed price contracts, costless collars and the purchase of floor price options and other derivative instruments to reduce the impact of price volatility and ensure minimum prices for a maximum of 24 months beyond the current date.  The program is designed to provide price protection on a portion of the Trust’s future production in the event of adverse

ENTERRA ENERGY TRUST

commodity price movement, while retaining significant exposure to upside price movements.  By doing this the Trust seeks to provide a measure of stability and predictability of cash inflows.

Enterra has recently been focusing its price risk management on purchasing floor price options to better maximize its exposure to upside price movements while trying to ensure sufficient cash flow to achieve its budgeted plans.  As of December 31, 2008, less than one quarter of the oil and gas production of Enterra is economically hedged with commodity contracts that limit the maximum price for these commodities.  For the winter heating season beginning November 1, 2008 and ending March 31, 2009, only commodity floor price contracts will remain on a portion of Enterra gas production.

The mark-to-market value of the commodity contracts is determined based on the quoted market price as at December 31 that was obtained from the counterparty to the economic hedge.  Enterra then evaluates the reasonability of this price in comparison to the value of other commodity contracts it currently owns as well as recently quoted prices received from other counterparties for various commodity contracts.  The Trust deals with several counterparties to diversify the risks associated with having all commodity contracts with only one counterparty.  The credit worthiness of each counterparty is assessed at the time of purchase of each financial instrument and is regularly assessed based on any new information regarding the counterparty.  The current commodity contracts held by Enterra all mature during 2009 and based on Enterra’s assessment the counterparties are believed to be creditworthy.

At December 31, 2008, the following financial derivatives and fixed price contracts were outstanding:

Derivative Instrument	Commodity	Price	Volume (per day)	Period
Floor	Gas	8.00 ($/GJ)	3,000 GJ	November 1, 2008 – March 31, 2009
Floor	Gas	9.00 (US$/mmbtu)	5,000 mmbtu	November 1, 2008 – March 31, 2009
Floor	Gas	9.50 (US$/mmbtu)	5,000 mmbtu	November 1, 2008 – March 31, 2009
Floor	Gas	10.00 (US$/mmbtu)	5,000 mmbtu	November 1, 2008 – March 31, 2009

Floor	Oil	72.00 (US$/bbl)	1,000 bbl	January 1, 2009 – December 31, 2009
Sold Call	Oil	91.50 (US$/bbl)	500 bbl	July 1, 2009 – December 31, 2009

Enterra had the following physical contracts outstanding as at December 31, 2008:

Fixed purchase	Power (Alberta)	62.90 (Cdn$/Mwh)	72 Mwh	July 1, 2007 – December 31, 2009

As at December 31, 2008 the above commodity contracts had a net mark-to-market asset position of $14.3 million which is a difference of $15.6 million from the Q3 2008 net liability of $1.3 million.  This change relates primarily to the significant drop in oil prices which decreased from the US$100.00 range at the end of Q3 2008 to the US$44.00 range at the end of 2008 and does not necessarily reflect the expected future cash settlement value of these contracts.

ENTERRA ENERGY TRUST

As at March 26, 2009, Enterra had the following additional financial derivatives outstanding:

Derivative Instrument	Commodity	Price	Volume (per day)	Period
Fixed	Gas	5.01 (US$/mmbtu)	3,000 mmbtu	April 1, 2009 – October 31, 2009
Fixed	Gas	5.015 ($/GJ)	2,000 GJ	April 1, 2009 – October 31, 2009
Fixed Basis Differential (1)	Gas	Differential Fixed @ $1.08 US$/mmbtu	3,000 mmbtu	April 1, 2009 – October 31, 2009
Fixed Basis Differential (1)	Gas	Differential Fixed @ $1.10 US$/mmbtu	3,000 mmbtu	April 1, 2009 – December 31, 2009
Fixed	Gas	4.50 ($/GJ)	2,000 GJ	April 1, 2009 – December 31, 2009
Fixed	Gas	4.6725 (US$/mmbtu)	3,000 mmbtu	April 1, 2009 – December 31, 2009
Fixed	Oil	50.00 (US$/bbl)	250 bbl	April 1, 2009 – June 30, 2009
Fixed	Oil	50.35 (US$/bbl)	200 bbl	July 1, 2009 – September 30, 2009
Fixed	Oil	65.00 ($/bbl)	300 bbl	July 1, 2009 – September 30, 2009

(1)

NYMEX / Southern Star (Oklahoma) 2009 basis differential.

ROYALTIES

Royalties include crown, freehold and overriding royalties, production taxes and wellhead taxes.  Royalties vary depending on the jurisdiction, volumes that are produced, total volumes sold and the price received for the sales. Overall, royalties increased in 2008 compared to 2007 due to higher commodity prices.  As a percentage of revenue before mark-to-market adjustments, royalties were 23% for 2008 and 20% for 2007.

Royalties (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended December 31			Years ended December 31
	2008	2007	Change	2008	2007	Change
Royalties	10,185	10,860	(6%)	58,350	45,365	29%
As a percentage of revenues	18%	20%		23%	20%
Royalties per boe ($)	11.04	9.70	14%	15.50	10.00	55%

Royalties by Geographic Area (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended December 31, 2008		Year ended December 31, 2008
	Canada	U.S.	Canada	U.S.
Royalties	5,606	4,579	33,588	24,762
As a percentage of revenues	15%	24%	22%	24%
Royalties per boe ($)	11.19	10.86	16.26	14.58

In late October 2007, the Alberta provincial government announced a new oil and gas royalty regime to take effect January 1, 2009.  The Trust has assessed the impact of the new royalty regime and has determined that it will have a modest negative effect on its current portfolio of production and reserves in Alberta.  Enterra now incorporates the new royalty scheme into its Alberta-based economic analysis prior to pursuing opportunities in the province.  During 2008, approximately 31% of the Trust’s production came from Alberta.

Royalties in 2008 increased 29% to $58.4 million from $45.4 million in 2007 primarily as a result of the higher prices received for oil and natural gas during the course of the year.  Q4 2008 royalties decreased 6% to $10.2 million from $10.9 million in Q4 2007 due to lower commodity prices excluding the realized gain from the economic hedge.  In Q4 2008 oil prices were $53.02 per barrel versus $67.89 in Q4 2007.  Q4 2008 royalties decreased 43% from Q3 2008 due to lower prices received for oil and natural gas.

PRODUCTION EXPENSE

Production Expense (in thousands Canadian dollars except for percentages and per boe amounts)
	Three months ended December 31			Years ended December 31
	2008	2007	Change	2008	2007	Change
Production expense	15,247	16,917	(10%)	55,846	62,483	(11%)
Non-cash gain (loss) from power contracts	20	(578)	(103%)	(157)	(447)	(65%)
Cash production costs	15,267	16,339	(7%)	55,689	62,036	(10%)
Production expense per boe ($)	16.53	15.10	9%	14.84	13.77	8%
Non-cash gain (loss) from power contracts per boe ($)	0.02	(0.51)	(104%)	(0.04)	0.10	(140%)
Cash production costs per boe ($)	16.55	14.59	13%	14.80	13.67	8%

In 2008, cash production costs increased 8% to $14.80 per boe compared to $13.67 per boe in 2007 primarily due to properties with low operating costs being sold in the first half of 2008 and to operating expenses increasing during 2008 throughout the industry as a whole.  Production costs for 2008 were also slightly higher due to additional maintenance and well workovers.  With high commodity prices during the summer, additional work was performed to bring on more production which resulted in higher operating costs but the associated production did generate positive cash flow.  In Q4 2008, cash production costs increased 13% to $16.55 per boe from $14.59 in Q4 2007 and increased 3% from $16.06 in Q3 2008.  The increase between quarters, both associated with Enterra’s Oklahoma assets, is a result of the significant change in foreign exchange as well as the installation of enhanced environmental safeguards the Trust installed at water handling facilities.

Production Expense by Geographic Area (in thousands except for per boe amounts)
	Three months ended December 31, 2008		Years ended December 31, 2008
	Canada	U.S.	Canada	U.S.
Cash production costs	8,824	6,443	36,287	19,402
Cash production costs per boe ($)	17.61	15.28	17.57	11.42

Canadian Operations

In Canada, 2008 cash production costs decreased by 13% on an overall cost basis, but on a per boe basis it increased by 13% to $17.57 per boe versus $15.51 per boe in 2007.  The increase in production expenses per boe from 2007 is due in part to the sale of certain lower operating cost properties in Q1 2008 as part of the asset disposition program.  Also during the year numerous workovers and recompletions were performed to increase production which added additional operating costs per boe. In Q4 2008, production costs decreased to $17.61 per boe from $17.70 per boe in Q4 2007 and from $21.93 per boe in Q3 2008.

U.S. Operations

Cash production costs for the U.S. assets in 2008 increased 9% to $11.42 per boe from a 2007 average of $10.45 per boe.  Cash production costs increased 60% in Q4 2008 to $15.28 per boe from $9.57 per boe in Q4 2007 and increased 66% from $9.18 per boe in Q3 2008.  The increased cost, year over year was partially a result of a significant number of pump replacements required during the quarter.  In addition high volumes of salt water were disposed of due to new wells being brought on production.  While the transport and disposal of produced salt water is one of the chief operating expense drivers, the Trust was able to keep the operating costs to a very modest increase year-over-year, even though produced water increased 85% from year end 2007 of 116 mbbl/d to 216 mbbl/d at 2008 year end.

Q4 operating expenses relative to the same period last year were also impacted by the cost of higher electrical demand of approximately $0.65 per boe related to the additional water production noted above.  Also in this past quarter, the Trust took steps to reduce the environmental risk from potential spills from salt water handling and disposal facilities which included the installation of alarm systems as well as on-site spill containment.  These improvements, while a necessary risk mitigation effort, added approximately $1.24 per boe to operating expenses.  Foreign currency exchange had an adverse effect of almost $2.50 per boe from the same quarter last year.  Other minor increases were due to chemical treatments as a result of handling more water, as well as repair and maintenance of electrical equipment where the damage was primarily caused during electrical storms.

TRANSPORTATION EXPENSE

Transportation expense is a function of the point of legal transfer of the product and is dependent upon where the product is sold, production split, location of properties as well as industry transportation rates that are driven by supply and demand of available transport capacity.

Transportation Expense (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended December 31			Years ended December 31
	2008	2007	Change	2008	2007	Change
Transportation expense	661	628	5%	2,492	2,340	6%
Transportation expense per boe ($)	0.72	0.56	29%	0.66	0.52	27%

On a year to date basis, transportation costs increased 27% to $0.66 per boe for the year ended December 31, 2008 compared to $0.52 per boe for the same period in 2007.  Transportation expense increased 6% primarily due to the overall increase in costs in the industry.  As well, the per boe equivalent cost have increased due in part to the sale of certain lower operating cost properties in Q1 2008 as part of the asset disposition program.  Q4 2008 transportation expenses increased 29% to $0.72 per boe from $0.56 per boe in Q4 2007 and increased 20% from $0.60 per boe in Q3 2008.

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expense (“G&A”) decreased by 22% in 2008 compared to 2007 on a total dollar basis but stayed relatively flat on a per boe basis due to lower production volumes, as a result of the asset sales in Q1 and Q2 2008, when compared to 2007.

General and Administrative Expense (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended December 31			Years ended December 31
	2008	2007	Change	2008	2007	Change
Gross G&A expense	4,807	6,807	(29%)	20,356	23,675	(14%)
Capitalized	(404)	(433)	(7%)	(1,593)	(1,133)	41%
Recoveries	(1,383)	(451)	207%	(2,905)	(2,128)	37%
G&A expense	3,020	5,923	(49%)	15,858	20,414	(22%)
G&A expense per boe ($)	3.27	5.29	(38%)	4.21	4.50	(6%)

For 2008, G&A costs were $4.21 per boe compared to $4.50 per boe for 2007, a 6% decrease primarily due to implementing cost reduction plans.  Q4 2008 G&A decreased 38% to $3.27 per boe from $5.29 per boe in Q4 2007 and decreased 14% from $3.79 per boe in Q3 2008 due to cost reductions implemented when commodity prices began to decline.

PROVISION FOR NON-RECOVERABLE RECEIVABLES

The provision for non-recoverable receivables was $8.5 million for 2008 as compared to $nil at December 31, 2007. On July 22, 2008, SemGroup, a midstream and marketing company through which the Trust marketed a portion of the Trust’s production, filed a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code in the U.S. and the Canadian units of SemGroup filed for protection under the Companies’ Creditors Arrangement Act.  As a result, the Trust has recorded a provision for non-recoverable receivables for the full amount owed by SemGroup a one time charge of $8.5 million with a corresponding decrease to net income ($6.0 million net of tax).  Management believes that some portion of the $8.5 million is recoverable; however, it is indeterminable at this time therefore an allowance has been recorded for the amount.  During Q4 2008, Enterra revised the estimate by $0.6 million from $9.1 million to $8.5 million due in part to the settlement of a financial instrument with SemGroup; there was no provision or recovery in Q4 2007.

INTEREST EXPENSE

Interest expense for 2008 was $17.5 million which was comprised of interest on bank indebtedness of $8.4 million and interest on convertible debentures of $11.5 million less interest income of $2.4 million.

Interest Expense (in thousands of Canadian except for percentages and per boe amounts)
	Three months ended December 31			Years ended December 31
	2008	2007	Change	2008	2007	Change
Cash interest expense on bank indebtedness, capital lease, and note payable	1,288	2,692	(52%)	7,814	12,120	(36%)
Cash interest expense on convertible debentures	2,418	2,417	0%	9,726	8,625	13%
Cash interest income	(633)	(228)	178%	(2,350)	(489)	381%
Subtotal cash interest expense	3,073	4,881	(37%)	15,190	20,256	(25%)
Non-cash interest expense on bank indebtedness, capital lease, and note payable	2	342	(99%)	548	988	(45%)
Non-cash interest expense on convertible debentures	451	406	11%	1,728	1,338	29%
Total interest expense	3,526	5,629	(37%)	17,466	22,582	(23%)
Cash interest expense per boe on bank indebtedness, capital lease, and note payable ($)	1.40	2.40	(42%)	2.08	2.67	(22%)
Cash interest expense per boe on convertible debentures ($)	2.62	2.16	21%	2.58	1.90	36%
Cash interest income per boe ($)	(0.69)	(0.20)	245%	(0.62)	(0.11)	464%
Total cash interest expense per boe ($)	3.33	4.36	(24%)	4.04	4.46	(9%)

Interest expense during 2008 on bank indebtedness decreased to $8.4 million compared to $13.1 million in 2007 due to lower debt levels, declining Bank of Canada interest rates and lower interest rates that were negotiated under the June 25, 2008 revised credit facility agreement.  Enterra ended 2008 with a bank indebtedness balance of $95.5 million compared to $172.0 million at the start of 2008.  Interest expense on bank indebtedness for Q4 2008, decreased by $0.3 million quarter over quarter and by $1.7 million from Q4 2007.  The average interest rate on bank indebtedness for 2008 was 5.8% and the rate as of March 26, 2009 is approximately 2.2%.

The interest expense on convertible debentures for 2008 increased to $11.5 million compared to $10.0 million in 2007.  This increase of 15% is due to the 8.25% convertible debentures issued on April 28, 2007 of $40.0 million being outstanding for the entire year of 2008 compared to only part of 2007.  The Q4 2008 interest expense on convertible debentures was relatively flat compared to the $2.4 million expense incurred during Q3 2008.

ENTERRA ENERGY TRUST

UNIT-BASED COMPENSATION EXPENSE

Unit-Based Compensation Expense (in thousands Canadian dollars except for percentages and per boe amounts)
	Three months ended December 31			Years ended December 31
	2008	2007	Change	2008	2007	Change
Gross unit-based compensation expense	1,057	1,188	(11%)	4,819	4,128	17%
Capitalized	(112)	-		(404)	-
Unit-based compensation expense	947	1,188	(20%)	4,415	4,128	7%
Unit-based compensation expense per boe ($)	1.03	1.06	(3%)	1.17	0.91	29%

Non-cash unit-based compensation expense for 2008 was $4.4 million compared to $4.1 million in 2007.  The decrease in the Q4 2008 expense reflects the reduction of units issued compared to the same period in 2007 under the Trust’s long term incentive plan.  The Q4 2008 unit-based compensation expense also decreased compared to the Q3 2008 expense of $1.5 million.

DEPLETION, DEPRECIATION AND ACCRETION (“DD&A”)

Depletion, Depreciation and Accretion (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended December 31			Years ended December 31
	2008	2007	Change	2008	2007	Change
DD&A – excluding impairment	25,821	32,458	(20%)	99,377	124,447	(20%)
Impairment expense	-	24,143	(100%)	-	26,254	(100%)
DD&A	25,821	56,601	(54%)	99,377	150,701	(34%)
DD&A per boe – excluding impairment ($)	27.99	28.98	(3%)	26.40	27.43	(4%)
Impairment expense per boe ($)	-	21.56	(100%)	-	5.79	(100%)
DD&A per boe ($)	27.99	50.54	(45%)	26.40	33.22	(21%)

DD&A expenses excluding impairment decreased by 20% in 2008 to $99.4 million compared to $124.4 million in 2007 and Q4 2008 DD&A expenses increased by 7% to $25.8 million from $24.2 million in Q3 2008.  DD&A expenses excluding impairment on a boe basis decreased by 4% from $27.43 per boe in 2007 to $26.40 in 2008.  The decrease year over year is caused by reduced property, plant and equipment values primarily as a result of asset dispositions in the first half of 2008.

Ceiling Test

Under Canadian GAAP, a ceiling test is applied to the carrying value of the property, plant and equipment and other assets.  The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties, and the cost of major development projects exceeds the carrying value.  When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties, and the cost of major development projects.  When required the cash flows are estimated using expected future product prices and costs which are discounted using a risk-free interest rate.

Enterra completed ceiling test calculations for the Canadian and U.S. cost centers as at December 31, 2008 to assess the recoverability of costs recorded in respect of the petroleum and natural gas properties.  The ceiling test did not result in a write down of the Canadian cost center or the U.S. cost center.

ENTERRA ENERGY TRUST

GOODWILL IMPAIRMENT

A goodwill impairment charge was not recorded in 2008 compared to a $76.5 million charge in 2007.  During 2007 the balance of goodwill in the Canadian reporting unit was considered impaired.  No goodwill remained at December 31, 2008 and 2007.

FOREIGN EXCHANGE

Foreign exchange for the year ended December 31, 2008 was a loss of $1.3 million compared to a loss of $0.5 million in 2007.  The foreign exchange gain for Q4 2008 was $0.3 million as compared to a gain of $1.1 million for the same period of 2007.  The foreign exchange loss for 2008 is comprised of a realized loss of $2.1 million ($0.3 million for Q4 2008) as a result of the application of the current rate method on the U.S. operations and a gain of $0.8 million ($0.6 million in Q4 2008) as a result of the weakening of the Canadian dollar against the U.S. dollar in the latter half of 2008.

The foreign exchange sensitivity in note 13 of the financial statements indicates that for every $0.02 cent weakening of the Canadian dollar relative to the U.S. dollar, the benefit to the Trust is $0.4 million in pre-tax income; therefore, the weakening of the Canadian dollar relative to the U.S. dollar has had a positive impact on the Trust.

TAXES

Future income tax for the year ended December 31, 2008 was $4.5 million compared to a future income tax reduction of $36.1 million in the prior year. The federal and provincial statutory rate was 29.7% at December 31, 2008 compared to an effective tax rate of 37.7% and a tax rate applied to temporary differences of 25.0%.  The primary reason for the variance in the effective tax rate and the statutory tax rate is the result of items not deductible for tax in the U.S. operations in 2008 which should be deductible beginning in 2010 when the withholding tax on U.S. source interest income will become zero, compared to the current 5% rate, the non-deductible stock base compensation, and the difference between the U.S. and Canadian tax rates.

In determining its taxable income, Enterra Energy Corp. ("the Corporation”), a wholly owned subsidiary of the Trust deducts interest payments made to the Trust, effectively transferring the income tax liability to unitholders thus reducing the Corporation’s taxable income to nil.  Under the Corporation’s policy, at the discretion of the board of directors, funds can be withheld from distributions to fund future capital expenditures, repay debt or other purposes.   In the event withholdings increase sufficiently, the Corporation could become subject to taxation on a portion of its income in the future.  This can be mitigated through various options including the issuance of additional trust units, increased tax pools from additional capital spending, modifications to the distribution policy or potential changes to the corporate structure.  The corporate subsidiaries of the Trust are subject to tax if deductions are inadequate to reduce taxable income to zero.

On October 31, 2006 the Canadian Minister of Finance announced certain changes to the taxation of publicly traded trusts (“Bill C-52”).  Bill C-52, the Budget Implementation Act 2007 received its third reading and was substantively enacted on June 12, 2007.  Bill C-52 applies to a specified investment flow-through (“SIFT”) trust and will apply a tax at the trust level on distributions of certain income from such SIFT trusts at a rate of tax comparable to the combined federal and provincial corporate tax rate.  These distributions will be treated as dividends to the trust unitholders.  The Trust constitutes a SIFT and as a result, the Trust and its unitholders will be subject to Bill C-52.

Bill C-52 commenced January 1, 2007 for all SIFT’s that began to be publicly traded after October 31, 2006 and commencing January 1, 2011 for all SIFT’s that were publicly traded on or before October 31, 2006.  It is expected that the Trust will not be subject to the taxation requirements of Bill C-52 until January 1, 2011.

Commencing January 1, 2011, the Trust will not be able to deduct certain of its distributed income.  The Trust will become subject to a distribution tax ranging from 25 to 28 percent, depending on the amount of taxable income allocated to various provinces on distributions of income, but this tax will not apply to returns of capital.  Enterra will consider the options and alternative structures with legal and business advisors to determine if any potential restructuring available to maximize value is in the best interest of unitholders.

The federal component of the proposed tax on SIFT is expected to be 15 percent in 2012 (25 to 28 percent in total including provincial income taxes) and thereafter.  The Trust is required to recognize, on a prospective basis, future income taxes on temporary differences in the Trust.  In 2008, no reduction of the future income tax liability was recorded for temporary differences (2007 – $9.9 million).  Subsequent to 2007, the Trust suspended its distributions which caused these temporary differences to no longer meet the criteria for future income tax asset recognition.  Overall, there was no impact in 2008 due to the proposed tax on SIFT.

NET INCOME (LOSS)

Net income in 2008 was $7.1 million ($0.11 per trust unit) compared to a loss of $142.0 million (loss of $2.38 per trust unit) in 2007.  The net income during the year is the result of increases in commodity prices in 2008, a reduction in general and administrative expenses and no impairment charges on goodwill or property, plant and equipment taken in 2008.  The net income was partially offset by the $8.5 million charge relating to the provision for non-recoverable receivables owed by SemGroup.  Net income in Q4 was $5.9 million ($0.10 per trust unit) compared to a loss of $39.5 million (loss of $0.64 per trust unit) in 2007.

NON-GAAP FINANCIAL MEASURES

Management uses certain key performance indicators (“KPIs”) and industry bench marks such as cash flow netback, funds from operations, working capital, net debt, FD&A and recycle ratio, operating netbacks and operating recycle ratio to analyze financial performance.  Management feels that these KPIs and benchmarks are key measures of profitability and overall sustainability for the Trust.  These KPIs and benchmarks as presented do not have any standardized meanings prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures presented by other entities.  All of the measures have been calculated on a basis that is consistent with previous disclosures.

Cash Flow Netback

Management uses cash flow netback to analyze operating performance.  Cash flow netback, as presented, is not intended to represent an alternative to net income (loss) or other measures of financial performance calculated in accordance with GAAP.  All references to cash flow netback throughout this MD&A are based on the reconciliation in the table below:

Cash Flow Netback (in thousand of Canadian dollars, except for per unit and per boe amounts)
	Three months ended December 31		Years ended December 31
	2008	2007	2008	2007
Net income (loss)	5,907	(39,483)	7,061	(142,036)
Future income taxes	7,629	(16,076)	4,487	(36,051)
Foreign exchange loss (gain)	(589)	956	1,279	951
Depletion, depreciation and accretion	25,821	56,601	99,377	150,701
Goodwill impairment	-	-	-	76,463
Non-cash interest expense	456	1,074	2,276	2,327
Unit based compensation expense	947	1,188	4,415	4,128
Unrealized mark-to-market (gain) loss on commodity contracts	(15,974)	8,264	(20,072)	16,205
Provision for non-recoverable receivables	(561)	-	8,522	-
Funds from operations	23,636	12,524	107,345	72,688
Total volume (mboe)	922	1,120	3,764	4,536
Cash flow netback per boe (non-GAAP) ($)	25.64	11.18	28.52	16.02

ENTERRA ENERGY TRUST

Funds from Operations

Management uses funds from operations to analyze operating performance and leverage.  Funds from operations, as presented, is not intended to represent cash provided by operating activities nor should it be viewed as an alternative to cash provided by operating activities or other measures of financial performance calculated in accordance with GAAP.  All references to funds from operations throughout this MD&A are based on cash provided by operating activities, before changes in non-cash working capital, as reconciled in the table below:

Funds from Operations (in thousands of Canadian dollars)
	Three months ended December 31		Years ended December 31
	2008	2007	2008	2007
Cash provided by operating activities	21,743	2,215	91,560	76,844
Changes in non-cash working capital items	1,746	9,895	5,492	(6,381)
Asset retirement costs incurred	708	414	1,771	2,225
Provision for non-recoverable receivables	(561)	-	8,522	-
Funds from operations	23,636	12,524	107,345	72,688

In 2008, funds from operations increased by 48% over 2007.  The increase in funds from operations is primarily the result of higher commodity prices realized.

DISTRIBUTIONS

On September 17, 2007 Enterra suspended its monthly distributions in order to redirect its cash flow to the repayment of its outstanding debt.  In June 2008, Enterra stated that it would extend the distribution suspension until at least November 2008 and that under the current credit facility Enterra is restricted from paying distributions while it has the second-lien facility in place.  As a result, no distributions were paid in 2008.

Enterra continues to assess how cash flows generated from operations are used.  In light of the current economic uncertainty, Enterra has deferred capital spending and has increased its cash position and reduced debt.  Enterra will maintain a conservative approach during the early part of 2009 and assess how best to allocate cash between capital spending, debt repayment and distributions.

Enterra currently minimizes cash income taxes in corporate subsidiaries by maximizing deductions.  However, in future periods, there may be cash income taxes if deductions in the corporate entities are not sufficient to eliminate taxable income.  Taxability of Enterra was, until September 2007, passed on to unitholders in the form of taxable distributions.  Enterra anticipates that, commencing in 2011 new tax legislation that will subject the Trust to a tax in a manner similar to corporations will decrease the amount of cash available for distribution and thus reduce any potential cash distributions to unitholders.

CAPITAL EXPENDITURES

The following table represents the capital expenditures that were paid for with cash.

Capital Expenditures (in thousands of Canadian dollars except for percentages)
	Three months ended December 31			Years ended December 31
	2008	2007	Change	2008	2007	Change
Capital expenditures	10,944	3,571	206%	32,891	88,323	(63%)
Capital expenditures to be recovered (1)	6,682	1,573	325%	19,976	6,724	197%
Amounts recovered under agreement	(1,847)	(609)	203%	(5,049)	(1,105)	357%
Total	15,779	4,535	248%	47,818	93,942	(49%)

(1)

Recovered under capital recovery agreement over 36 months after project completion.

During the year ended December 31, 2008 in Canada, Enterra spent $21.3 million in capital expenditures.  The major components of these expenditures include: $11.8 million for wells drilled or currently being drilled, $2.1 million on well optimization and activation projects, $2.0 million on land and seismic acquisition, $1.0 million on the acquisition of gross overriding royalty rights in northeastern British Columbia, $2.2 million related to well, facility and other equipment maintenance and $2.2 million related to the capitalization of certain G&A costs identified as attributable to exploration and development activities.

During the year ended December 31, 2008 in the U.S., a total of $31.6 million was spent on capital expenditures.  Enterra is involved in a farmout and capital recovery agreement whereby the Trust recovers infrastructure costs incurred from a joint venture partner.  Infrastructure costs incurred in the U.S. under the capital recovery agreement were $20.0 million during 2008.  These costs were billed to the joint venture partner as the projects had reached the necessary stage of completion and became recoverable over a three-year period as specified in the agreement.  Interest is charged on the outstanding balance at 12% per annum.  Enterra received a total of $5.0 million of principal repayments and $1.7 million in interest from this capital recovery agreement during 2008.

The capital expenditures in the U.S. that Enterra is solely responsible for totalled $11.6 million, of which $10.8 million was spent on acquisitions of land for future development in Oklahoma.  In addition, $0.8 million was incurred for other equipment.

The remaining costs incurred include $14.9 million for related infrastructure which will be billed to the joint venture partner under the terms of the agreement once the projects reach a certain stage of completion.

Enterra closed the dispositions of $39.6 million of non-core assets during 2008 with the net proceeds used to reduce debt.

Enterra accounts for its investment in its U.S. operations as a self-sustaining operation which means the capital assets associated with the U.S. operations (as well as all other balance sheet accounts for the U.S. operations) are subject to revaluation to the current exchange rate at each balance sheet date.  The result of this revaluation is a change in the carrying value of the U.S. assets from period to period, which is not a result of capital additions or disposals.

BUSINESS RISKS

The disclosures under this heading should be read in conjunction with Note 13 to the consolidated financial statements.

In the current volatile economic and financial market conditions, the Trust continually assesses its risks and manages those risks to the best of its abilities.  The Trust is exposed to normal market risks inherent in the oil and natural gas business, including commodity price risk, credit risk, financing risk, foreign currency and environmental risk.  From time to time, Enterra attempts to mitigate its exposure to these risks by using commodity contracts and by other means.  These risks are described in more detail in the Trust’s annual filings with securities regulatory authorities.

Commodity Price Risk

Commodity price fluctuations are among the Trust’s most significant exposures.  Crude oil prices are influenced by worldwide factors such as supply and demand fundamentals, OPEC actions and political events.  Natural gas prices are influenced by oil prices, North American natural gas supply and demand factors including weather, storage levels and LNG imports.  In accordance with policies approved by the Board of Directors, the Trust may, from time to time, manage these risks through the use of fixed physical contracts, swaps, collars or other commodity contracts.  For a summary of outstanding oil and natural gas contracts, please refer to “Commodity Contracts” in this MD&A and in Note 13 to the consolidated financial statements.

Credit Risk

Credit risk is the risk of loss if purchasers or counterparties do not fulfill their contractual obligations.  The receivables are principally with customers in the oil and natural gas industry and are subject to normal industry credit risk.  The Trust continues to assess the strength of its counterparties and tries to do business with high quality companies with substantial assets.  The counter parties on the commodity contracts are generally large well financed companies and all new contracts are being executed with only the strongest of these companies to manage the exposure from counterparty risk.  Management continuously monitors credit risk and credit policies to ensure exposures to customers are limited. The Trust believes that the financial strength of its Bank syndicate, which consists of the Bank of Nova Scotia, HSBC Bank Canada and Union Bank of California, appears to be relatively strong and has confirmed their commitment to Enterra and has provided assurance that they are not unduly impacted by the recent turmoil in credit markets.

Financing Risk

Enterra currently maintains a portion of its debt in floating-rate bank facilities which results in exposure to fluctuations in short-term interest rates which have, for a number of years, been lower than longer-term rates.  In November 2008, Enterra completed a borrowing base review with its lenders where its revolving and operating credit facilities borrowing capacity of $135.0 million were reaffirmed.  Enterra’s syndicate of lenders, consisting of Bank of Nova Scotia, HSBC Bank Canada and Union Bank of California have confirmed their commitment to Enterra and have indicated that they are not unduly impacted by the recent turmoil in credit markets.

Foreign Currency Rate Risk

Enterra’s U.S. operations accounted for 45% of Enterra’s total 2008 production; therefore, fluctuations in the U.S. dollar to Canadian dollar exchange rate will impact the Trust’s revenues due to the Trust translating the revenues from the U.S. operations into Canadian dollars.  The Trust also has commodity contracts denominated and settled in U.S. dollars.

Environmental Risk

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation.  A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of Enterra or its working interests.  Such legislation may be changed to impose higher standards and potentially more costly obligations on Enterra.  There is uncertainty regarding the Federal Government’s Regulatory Framework for Air Emissions (“Framework”), as issued under the Canadian Environmental Protection Act.  Additionally, the potential impact on the Trust’s operations and business of the Framework, with respect to instituting reductions of greenhouse gases, is not possible to quantify at this time as specific measures for meeting Canada’s commitments have not been developed.

Liquidity Risk

Liquidity risk is the risk that Enterra is unable to meet its financial liabilities as they come due.  Management utilizes a long-term financial and capital forecasting program that includes continuous review of debt forecasts to ensure credit facilities are sufficient relative to forecast debt levels, distribution and capital program levels are appropriate, and that financial covenants will be met.  In the short term, liquidity is managed through daily cash management activities, short-term financing strategies and the use of collars and other commodity contracts to increase the predictability of minimum levels of cash flow from operating activities.  Additional information on specific instruments is discussed below in the Liquidity and Capital Resources section and in Note 13 to the consolidated financial statements.

ENTERRA ENERGY TRUST

Enterra has commitments for the following payments over the next five years:

Financial Instrument – Liability
(in thousands of Canadian dollars)	1 Year	2 Years	3 Years	3-5 Years	Total
Bank indebtedness (1)	-	95,466	-	-	95,466
Interest on bank indebtedness (2)	3,580	1,790	-	-	5,370
Convertible debentures	-	-	80,331	40,000	120,331
Interest on convertible debentures	9,726	9,726	9,726	1,650	30,828
Accounts payable & accrued liabilities	37,949	-	-	-	37,949
Office leases (3)	1,506	1,597	2,130	925	6,158
Vehicle and other operating leases	373	117	-	-	490
Total obligations	53,134	108,696	92,187	42,575	296,592

(1)  Assumes the credit facilities are not renewed on June 24, 2009.

(2)  Assumes an interest rate of 3.75% (the rate on December 31, 2008).

(3)  Future office lease commitments may be reduced by sublease recoveries totaling $1.6 million.

LIQUIDITY & CAPITAL RESOURCES

As an oil and gas producer Enterra has a declining asset base and therefore relies on ongoing development activities and acquisitions to replace production and add additional reserves.  The Trust’s future oil and natural gas production is highly dependent on Enterra’s success in exploiting its asset base and acquiring or developing additional reserves.

Development activities and acquisitions may be funded internally through cash flow or through external sources such as debt or the issuance of equity.  To the extent that cash flow is used to finance these activities, the cash available to distribute to unit holders is affected.  The Trust finances its operations and capital activities primarily with funds generated from operating activities, but also through the issuance of trust units, debentures and borrowing from its credit facility.  The amount of equity Enterra raises through the issuance of trust units depends on many factors including projected cash needs, availability of funding through other sources, unit price and the state of the capital markets.  The Trust believes its sources of cash, including bank debt, will be sufficient to fund its operations and anticipated capital expenditure program in 2009.  Enterra’s ability to fund its operations will also depend on operating performance and is subject to commodity prices and other economic conditions which may be beyond its control.  The Trust will monitor commodity prices and adjust the 2009 capital expenditure program accordingly to stay within its means.  Should external sources of capital become limited or unavailable, the Trust’s ability to make the necessary development expenditures and acquisitions to maintain or expand Enterra’s asset base may be impaired.

Enterra’s improved cash position and available credit facility has put the Trust in reasonably good shape to deal with the current economic uncertainties and management is confident in its ability to manage through this cycle.

Enterra’s capital structure at December 31, 2008 is follows:

Capitalization (in thousand of Canadian dollars except percentages)	December 31, 2008		December 31, 2007
	Amount	%	Amount	%
Debt
Bank indebtedness	95,466	47%	171,953	49%
Working capital (1)	(23,767)	(12%)	269	0%
Long-term receivable	(19,310)	(9%)	(4,003)	(1%)
Net debt	52,389	26%	168,219	48%
Convertible debentures	113,420	56%	111,692	32%
Trust units issued, at market	38,341	18%	68,517	20%
Total capitalization	204,150	100%	348,428	100%

(1)

Working capital excludes commodity contracts and future income taxes.

ENTERRA ENERGY TRUST

Bank Indebtedness

At December 31, 2008, the Trust’s bank indebtedness was $95.5 million a decrease of $76.5 million from the $172.0 million at December 31, 2007.  The Trust has credit facilities with its banking syndicate that includes revolving and operating credit facilities which have a current borrowing capacity of $135.0 million and a second-lien credit facility with a maximum of $9.0 million as of March 26, 2009.  The second-lien facility is undrawn and declines by $3.0 million per quarter and terminates no later than October 1, 2009.

Enterra monitors capital using an interest coverage ratio that has been externally imposed as part of the credit agreement.  Enterra is required to maintain an interest coverage ratio greater than 3.00 to 1.00; this ratio is calculated as follows:

	As at December 31
(in thousands of Canadian dollars except for ratios)	2008	2007
Interest coverage (1):
Cash flow over the prior four quarters	116,911	94,015
Interest expenses over the prior four quarters	18,088	21,732
Interest coverage ratio	6.46 : 1.00	4.33 : 1.00

(1)

Note these amounts are defined terms within the credit agreements.

Working Capital

The working capital deficiency has decreased from the prior year due to Enterra’s focus on debt reduction during 2008.  In addition to the impact of high commodity prices, Enterra’s reduction in expenditures during the fourth quarter of 2008 has decreased the working capital deficiency from December 31, 2007.

Enterra’s working capital excluding bank indebtedness increased by $24.0 million due to an increase in cash of $10.1 million and an increase in accounts receivable of $15.7 million; these increases were slightly offset by an increase in accounts payable of $2.2 million.  The increase in accounts receivables is due to an increase in the current receivable from a joint venture partner under the terms of a capital recovery agreement.

	As at December 31
Working Capital (in thousands of Canadian dollars)	2008	2007
Working capital (deficiency)(1)	(71,699)	(172,212)
Working capital (deficiency)(1) excluding bank indebtedness	23,767	(259)

(1)

Working capital excludes commodity contracts and future income taxes.

Long-term Receivable

During 2006 Enterra entered into a farmout agreement with Petroflow Energy Ltd. (“JV Partner”), a public oil and gas company, to fund 100% of the drilling and completion costs of the undeveloped lands in Oklahoma.  Under this farmout agreement, Enterra pays the cost to acquire the land and the JV Partner pays 100% of the drilling costs for producing wells.  This resource play requires water to be pumped from the producing formation to allow the oil and gas to flow, so Enterra pays the initial costs of drilling saltwater disposal wells and related infrastructure but it recovers all of these costs from the JV Partner.  This arrangement allows Enterra to add reserve barrels at finding and developing costs of less than $6.00 per boe which is very low in comparison to the industry averages.  The long-term receivables are for these infrastructure costs incurred by Enterra that are to be repaid by the JV Partner over a three-year period and are subject to interest of 12.0% per annum.  Based on current borrowing costs, Enterra is earning about a 7.5% interest premium in the interest that it is receiving from the JV Partner compared to Enterra's costs of capital.  During 2008, $1.7 million of interest income was earned on the long-term receivables from JV Partner.  In 2008, $5.0 million of principal payments have been received.  The balance at year ended December 31, 2008 is $27.9 million (US$22.9 million) of which $8.6 million (US$7.0 million) is due within one year and has been included in accounts receivable.

ENTERRA ENERGY TRUST

Convertible Debentures

As at December 31, 2008, Enterra had $113.4 million of convertible debentures outstanding with a face value of $120.3 million.  The debentures have the following conversion prices:

•

ENT.DB – $9.25.  Each $1,000 principal amount of ENT.DB debentures is convertible into approximately 108.108 Enterra trust units.  Mature on December 31, 2011.

•

ENT.DB.A - $6.80.  Each $1,000 principal amount of ENT.DB.A debentures is convertible into approximately 147.059 Enterra trust units.  Mature on June 30, 2012.

As at December 31, 2008, Enterra has issued capital of 62.2 million trust units outstanding.  If all the outstanding convertible debentures were converted into units, a total of 76.8 million trust units would be outstanding.

Management believes that funds from operations are sufficient to meet its 2009 capital expenditure program and make interest payments on all debt.  Although management’s objective is to further reduce debt, the Trust does have unused credit facilities available should an appropriate opportunity present itself.

RESERVES AND PRESENT VALUE SUMMARY

Enterra complies with the National Instrument 51-101, issued by the Canadian Securities Administrators, in all its reserves related disclosures.

Proved Reserves (P90) - For reported reserves this means there must be at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves.

Proved plus Probable (P50) - For reported reserves there must be at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the proved plus probable reserves.

The purpose of NI 51-101 is to enhance the quality, consistency, timeliness and comparability of oil and gas activities by reporting issuers and elevate reserves reporting to a higher level of accountability.

Reserve volumes and values at December 31, 2008 are based on the interest in total proved and probable reserves prior to royalties as defined in NI 51-101.  Reserve volumes and values for years prior to 2003 are based on "established" (proved plus 50% probable) reserves prior to deduction of royalties.  Under those definitions, probable reserves were discounted by an arbitrary risk factor of 50% in reporting established reserves.  Under NI 51-101 reserves definitions, estimates are prepared such that the full proved and probable reserves are estimated to be recoverable (proved plus probable reserves are effectively a "most likely case").  As such, the probable reserves reported are already "risked."

The reserves have been evaluated by independent engineers each year.  McDaniel and Associates Consultants Ltd. ("McDaniel") independently evaluated the Canadian reserves as at December 31, 2008 and Haas Petroleum Engineering Services, Inc. (“Haas”) evaluated the Oklahoma reserves as at December 31, 2008.

ENTERRA ENERGY TRUST

Reserve Continuity - Oil and Gas (mboe)

	Proved	Probable	Total
December 31, 2006	21,218	6,140	27,357
Discoveries and extensions	1,419	1,141	2,560
Purchases	2,731	1,857	4,588
Dispositions	(468)	(175)	(643)
Production	(4,536)	–	(4,536)
Revision of prior estimates	1,125	(193)	932
December 31, 2007	21,489	8,770	30,259
Discoveries and extensions	955	526	1,481
Purchases	6	2	8
Dispositions	(2,659)	(1,128)	(3,787)
Production	(3,764)	-	(3,764)
Revision of prior estimates	3,457	(955)	2,502
December 31, 2008	19,484	7,215	26,699

The Trust was able to replace the reserves produced during the year with new reserves developed, on a proven plus probable basis, through its capital spending program undertaken in 2008 combined with the effect of the negotiation of new marketing agreements in Oklahoma during the year.  Total reserves at the beginning of the year, excluding property dispositions, were 26,472 mboe and at the end of the year the reserves had increased by 1% to 26,699 mboe.

Proved plus probable reserves decreased by 12% from yearend 2007 to year end 2008 due to the sale of assets in Canada, and to a lesser extent in the United States.  However, proved plus probable reserves increased slightly year-over-year when the sale assets are deducted from the 2007 year end reserve data.  Proved reserves decreased by 9% from 21,489 mboe to 19,484 mboe, again including the assets sales at year end 2007.

Discoveries and extensions of 1,481 mboe on a proved plus probable basis are from the successful development well program in Oklahoma (1,055 mboe) and the Trust’s operated drilling efforts in Canada (426 mboe).  Revisions of prior estimates occurred both in the Canadian assets and the United States assets due to renegotiated mid-stream contracts in Oklahoma, better than expected performance of the Trust’s existing wells, increases in commodity price forecasts and increased operating expenditures.  Divesting of non-core assets during 2008 in Canada resulted in reductions of 3,492 mboe in proved plus probable reserves, and a 295 mboe reduction in the United States.

Finding costs incurred over the last three years are highlighted below, along with the recycle ratios for each year.  Management uses the recycle ratio as a measure performance.  It is calculated by dividing the operating netback per boe of production by the cost per boe of finding and developing reserves.  A recycle ratio of one is considered a “break even point”, indicating that the cash flow from a unit of production is equal to the cost of finding and developing a unit of reserves.

Under NI 51-101, the methodology to be used to calculate finding, development and acquisition costs (“FD&A”), includes incorporating changes in future development costs (“FDC”) required to bring the proved undeveloped and probable reserves to production.  For continuity the Trust has presented FD&A costs calculated both excluding and including FDC.

The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

ENTERRA ENERGY TRUST

Finding Development & Acquisition Costs and Recycle Ratio

(in $/boe, except for capital expenditures, FDC and reserves which are in thousands)	Years Ended December 31			3-Year
	2008	2007	2006	Average
Capital expenditures (excluding ARO)	32,891	88,323	416,649	179,288
Future Development Costs Proved	2,967	34,224	10,101	15,764
Proved Plus Probable	16,771	49,268	5,002	23,680
Reserves (1)
Proved reserves added in the year (mboe)	4,418	5,276	12,922	7,539
Probable reserves added in the year (mboe)	(427)	2,805	2,016	1,465
Proved plus probable reserves added in the year (mboe)	3,991	8,080	14,938	9,003

FD&A costs (excluding FDC)
Proved reserves ($/boe)	7.44	16.74	32.24	18.81
Proved plus probable reserves ($/boe)	8.24	10.93	27.89	15.69

FD&A costs (including FDC)
Proved reserves ($/boe)	8.12	23.23	33.03	21.46
Proved plus probable reserves ($/boe)	12.44	17.03	28.90	19.46

Recycle ratios
Operating netbacks ($/boe) (2)	36.87	25.15	29.94	30.65
Operating recycle ratio (based on proved plus probable reserves excluding FDC’s) ($/boe)	4.47	2.30	1.07	2.61
Corporate netbacks ($/boe) (3)	28.52	16.02	19.37	21.30
Corporate recycle ratio (based on proved plus probable finding costs excluding FDC’s) ($/boe)	3.46	1.47	0.69	1.87

(1)

Includes revisions and acquisitions.

(2)

Operating netbacks are production revenue less royalties and operating expenses.

(3)

Corporate netbacks are production revenue less royalties, operating expenses, G&A and interest expense.

Finding costs and recycle ratios are non-GAAP financial measures that may not be comparable to similar measures presented by other entities.

The Trust reduced its proved plus probable FD&A excluding FDC costs by 25% from $10.93/boe to $8.24/boe. This was due to the farm-in arrangement for development of the Oklahoma assets, improved capital project selection and improved project execution, all of which contributed to better capital efficiency than in prior years.

ENTERRA ENERGY TRUST

Enterra Energy Trust - Estimated Petroleum and Natural Gas Reserves and Net Present Value

December 31, 2008 (NPV in millions)

	Light/					Net Present Value
	Medium	Heavy		Natural		Before Income Tax ($)
	Oil	Oil	NGL	Gas	Total
	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mboe)	0%	5%	10%
Canadian Assets
Proved Producing	1,898	856	77	20,152	6,190	139,118	120,768	107,512
Proved Non-Producing	23	-	31	2,642	494	23	(91)	(108)
Proved Undeveloped	11	120	-	38	137	1,844	1,524	1,266
Total Proved	1,932	976	108	22,832	6,821	140,985	122,201	108,670
Total Probable	991	518	61	18,107	4,588	111,442	80,913	61,948
Total Proved & Probable	2,923	1,495	169	40,939	11,409	252,427	203,114	170,618
United States Assets
Proved Producing	1,018	-	4,334	33,462	10,929	330,404	259,654	212,053
Proved Non-Producing	51	-	141	1,409	427	12,619	10,237	8,488
Proved Undeveloped	88	-	315	5,420	1,306	41,637	30,309	21,848
Total Proved	1,157	-	4,790	40,291	12,662	384,660	300,200	242,389
Total Probable	166	-	796	9,993	2,628	87,732	64,087	49,042
Total Proved & Probable	1,323	-	5,586	50,284	15,290	472,392	364,287	291,431
Consolidated Assets
Proved Producing	2,916	856	4,411	53,614	17,119	469,522	380,422	319,565
Proved Non-Producing	74	-	172	4,051	921	12,642	10,146	8,380
Proved Undeveloped	99	120	315	5,458	1,444	43,481	31,833	23,114
Total Proved	3,089	976	4,898	63,123	19,484	525,645	422,401	351,059
Total Probable	1,157	518	857	28,100	7,215	199,174	145,000	110,990
Total Proved & Probable	4,246	1,495	5,755	91,223	26,699	724,819	567,401	461,949

(1)

The U.S. reserve report was converted to Canadian dollars the McDaniel and Associates January 1, 2009 foreign exchange forecast.

RELATED PARTY TRANSACTIONS

On November 23, 2007, Enterra entered into a consulting agreement with Trigger Projects Ltd. for management services that would effectively be expected of the most senior manager of the Trust.  This relationship was entered into to provide temporary executive management services after the former Chief Executive Officer resigned.  This contract had terms that required payment for services of $40,000 per month and a bonus of up to $0.5 million on termination.  The contract expired on May 31, 2008 and was extended to June 26, 2008.  During 2008, total payments of $0.8 million were made to Trigger Projects Ltd. and no balance was outstanding at December 31, 2008.

In 2006 Enterra entered into a farm-out agreement with Petroflow Energy Ltd. (“JV Partner”), a public oil and gas company, to fund the drilling and completion costs of the undeveloped lands in Oklahoma.  Per the agreement, JV Partner pays 100% of the drilling and completion costs to earn 70% of Enterra’s interest in the well and Enterra is required to pay 100% of the infrastructure costs to support these wells, such as pipelines and salt water disposal wells.  The infrastructure costs paid by Enterra are recoverable from JV Partner over three years with interest charged at a rate of 12% per annum.  Infrastructure costs paid by Enterra are accounted for as a capital lease, therefore, the capital costs incurred are not included in property, plant and equipment but are current and long-term receivables.  The interest income on the long-term receivables is recorded as a reduction in interest expense.  The former Chief Executive Officer and former director of Enterra owned, directly and indirectly, approximately 16% of the outstanding shares of JV Partner during his tenure at Enterra.  A current director of Enterra owns approximately 2% of the outstanding shares of JV Partner.  As at December 31, 2008, a total of $27.9 million, split between $8.6 million of trade receivables and $19.3 million of long-term receivables, relate to infrastructure costs incurred by Enterra on behalf of JV Partner that are due from JV Partner.  The receivables are for infrastructure costs incurred that are to be repaid by JV Partner over a three-year period and is subject to interest of 12% per annum.  For the year ended December 31, 2008, $1.7 million of interest income was earned on the long-term receivables from JV Partner (2007 – $0.4 million).  In 2008, $5.0 million of principal payments have been received (2007 - $1.1 million).

In 2007, Enterra paid Macon Resources Ltd. (“Macon”) $0.7 million, a company 100% owned by the former Chief Executive Officer, for management services provided by the former Chief Executive Officer.  Macon did not provide any services to Enterra during 2008 and therefore there were no payments made in 2008.  During Q1 2007, 50,000 restricted units (valued at $0.4 million based on the unit price of trust units on the grant date) were granted to Macon.  On February 28, 2007, these restricted units vested and were converted to 50,441 trust units.  The former Chief Executive Officer resigned as an officer and director on November 27, 2007 and February 20, 2008 respectively.

TRUST UNIT INFORMATION

The Trust is capitalized through a combination of trust units and convertible debt.  The Trust also has a unit option plan, restricted unit plan, performance unit plan and warrants to purchase trust units outstanding.  The following table outlines outstanding equity instruments:

Outstanding Unit Data as at	March 26, 2009	December 31, 2008	December 31, 2007
Trust units	62,217,559	62,158,957	61,435,895
Trust unit options	1,012,000	1,042,000	1,474,334
Restricted units	2,186,784	2,279,786	1,057,483
Performance units	173,135	174,398	454,171
Warrants	-	-	301,000
8.0% Convertible debentures ($1,000 per debenture)	80,331	80,331	80,331
8.25% Convertible debentures ($1,000 per debenture)	40,000	40,000	40,000

DISCLOSURE CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

As of December 31, 2008, an internal evaluation was carried out of the effectiveness of the Trust’s disclosure controls and procedures as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings.  Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures are effective to ensure that the information required to be disclosed in the reports that the Trust files or submits under the Exchange Act or under Canadian Securities legislation is recorded, processed, summarized and reported, within the time periods specified in the rules and forms therein.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information required to be disclosed by the Trust in the reports that it files or submits under the Exchange Act or under Canadian Securities Legislation is accumulated and communicated to the Trust’s management, including the senior executive and financial officers, as appropriate to allow timely decisions regarding the required disclosure.

The Trust has undertaken a review of the effectiveness of its internal control over financial reporting based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  For the year ended December 31, 2008, based on that evaluation, the Trust’s internal controls were found to be operating effectively and no material weaknesses existed.  The effectiveness of Enterra’s internal control over financial reporting as at December 31, 2008 was audited by KPMG LLP, an independent registered public accounting firm.

For the December 31, 2007 reporting period it was identified that as a result of turnover within Senior Management during 2007, the potential for control weaknesses was heightened.  Enterra took action to fill these Senior Management positions in Q4 2007 with individuals that have the necessary experience and knowledge to address the complexity of the financial reporting requirements and there have been no changes in these positions during 2008.   Throughout the year the new Senior Management team was in place and changes to internal control processes were made to resolve the material weakness that existed at December 31, 2007.  The Trust completed testing of its internal controls over financial reporting in Q4 2008 and was able to conclude that no material control weakness existed at December 31, 2008.

CHANGES IN ACCOUNTING POLICIES

The CICA has issued the following accounting standards effective for fiscal years beginning on or after January 1, 2008:  Section 1535 “Capital Disclosures”, Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation”.

Section 1535 “Capital Disclosures” requires Enterra to provide disclosures about the capital of Enterra and how it is managed.

Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation” replace Section 3861 “Financial Instruments - Disclosure and Presentation”, revising disclosures related to financial instruments, including hedging instruments, and carrying forward unchanged presentation requirements.

The adoption of these new accounting standards did not impact the amounts reported in the financial statements of Enterra; however, it did result in expanded note disclosure (see notes 13 and 16 to the financial statements).

New Canadian accounting standards related to business combinations have been issued which will require changes to the way business combinations are accounted.  The new standards broaden the scope of business combinations and require transaction costs to be expensed as incurred as well as require valuing all assets and liabilities and measuring consideration paid at the closing date.  The new Canadian standards are required for all business combinations occurring on or after January 1, 2011 although early adoption is allowed.  Enterra has not yet determined the impact on the financial position, results of operations or cash flows. Enterra has not determined if it will adopt this standard earlier than the required date.

International Financial Reporting Standards

In February 2008, the Canadian Institute of Chartered Accountants confirmed that Canadian GAAP for publicly accountable enterprises will be converted to International Financial Reporting Standards (IFRS) on January 1, 2011.  This change in GAAP will be effective for years beginning January 1, 2011.

In December 2007, the SEC announced that the U.S. GAAP reconciliations requirement will be waived for Foreign Private Issuers who file financial statements prepared in accordance with IFRS.

In November 2008, the Trust received a report from external IFRS experts, which had been engaged by the Trust, identifying the differences between current Canadian GAAP used by the trust and the IFRS requirements that would likely impact the Trust.  Enterra is now assessing the impact of the conversion from Canadian GAAP to IFRS on its results of operations, financial position and disclosures and preparing a plan for implementation.  A project team has been set up to manage this transition and to ensure successful implementation within the required timeframe.  The Trust will provide disclosures of key elements of its plan and progress on the project as the information become available during the transition period.

CRITICAL ACCOUNTING ESTIMATES

As discussed in Note 2 to the financial statements, the financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the year ended.

The amounts recorded for depletion, depreciation and amortization, the provision for asset retirement obligations and future taxes are based on estimates.  The ceiling test calculations are based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions.  The amounts recorded for the fair value of commodity contracts and the unrealized gains or losses on the change in fair value are based on estimates.  These estimates can change significantly from period to period. As required by National Instrument 51-101 (NI 51-101) Standards of Disclosure for Oil and Gas Activities, Enterra uses independent qualified reserve evaluators in the preparation of reserve evaluations.  By their nature, these estimates are subject to measurement uncertainty and changes in these estimates may impact the consolidated financial statements of future periods.

ADDITIONAL INFORMATION

Additional information relating to Enterra Energy Trust can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, as well as on the website at www.enterraenergy.com.

GLOSSARY

AECO	a storage and pricing hub for Canadian natural gas market	mcf per day	thousands of cubic feet of natural gas per day
bbl or bbls	barrels of oil	mmbtu	millions of British Thermal Units
bbls per day	barrels of oil per day	mmbtu per day	millions of British Thermal Units per day
boe	barrels of oil equivalent (6 mcf equivalent to 1 bbl)	mmcf	millions of cubic feet of natural gas
boe per day	barrels of oil equivalent per day	Mwh	megawatt-hour
Cdn$	Canadian dollars	NGL	natural gas liquids (ethane, propane, butane and condensate)
FD&A	Finding Development & Acquisition Costs	NI 51-101	National Instrument 51-101
FDC	Future Development Costs	NYMEX	New York Mercantile Exchange
GAAP	Canadian Generally Accepted Accounting Principles	Q1	first quarter of the year - January 1 to March 31
GJ	Gigajoule	Q2	second quarter of the year - April 1 to June 30
GORR	Gross overriding royalty	Q3	third quarter of the year - July 1 to September 30
LNG	Liquefied Natural Gas	Q4	fourth quarter of the year - October 1 to December 31
mbbl	thousand barrels of oil	US$	United States dollars
mboe	thousands of barrels of oil equivalent	WTI	West Texas Intermediate (oil reference price)
mcf	thousand cubic feet of natural gas